Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003

Income before cumulative effect of changes in accounting principles	$1,191	$2,988	$3,148	$2,056	$1,780	$1,002
Provision for (benefit from) income taxes	273	748	196	1,470	(329)	(930)
Minority interests in earnings (losses) of consolidated subsidiaries	6	7	(15)	37	(9)	71

Adjustment for companies accounted for by the equity method	(1)	218	11	(1)	99	360
Capitalized interest	(13)	(45)	(37)	(23)	(17)	(29)
Amortization of capitalized interest	9	34	33	33	365 [a]	119 [a]

	1,465	3,950	3,336	3,572	1,889	593

Fixed charges:
Interest and debt expense	80	430	460	518	362	347
Capitalized interest	13	45	37	23	17	29
Rental expense representative of interest factor	27	107	94	88	91	90

	120	582	591	629	470	466

Total adjusted earnings available for payment of fixed charges	$1,585	$4,532	$3,927	$4,201	$2,359	$1,059

Number of times fixed charges earned	13.2	7.8	6.6	6.7	5.0	2.3

[a]	Includes write-off of capitalized interest associated with exiting certain businesses.